Mail Stop 3561

June 29, 2007

<u>BY U.S. Mail and via Facsimile</u>

Mr. Bruce Littell
  Chief Executive Officer and Chief Financial Officer
LOGISTICAL SUPPORT, INC.
19734 Dearborn Street
Chatsworth, California 91311

> **Re: Logistical Support, Inc.**
> **Supplemental response letter dated June 25, 2007 regarding the**
> **Form 10-KSB for fiscal year ended December 31, 2006**
> **File No. 0-50222**

Dear Mr. Littell:

We have reviewed your supplemental response letter to us dated June 25, 2007 in response to our letter of comment dated June 12, 2007 and have the following comments which, unless otherwise stated, should be reflected in an amendment to your December 31, 2006 Annual Report on Form 10-KSB. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days. The requested amendment should be filed as soon as possible.

FORM 10-KSB (Fiscal Year Ended December 31, 2006)

Note 2. Due From Officers/Affiliates, page F-14

1.   We have reviewed your proposed disclosures to be included in the amended December 31, 2006 Annual Report on Form 10-KSB, in response to prior comments 2 and 3. Please consider providing a summary table that enhances your narrative disclosures. For example, from Exhibit 1 included with your supplemental letter dated June 4, 2007 and the amounts disclosed in the proposed amendment, a summary table could be presented as follows:

	Balance 12/31/2005	Additions	Subtractions	Balance 12/31/2006
Harry Lebovitz controlled/affiliated entities	$587,254	$25,800	($113,968)	$499,086
Less: Allowance for Losses	($587,254)	($25,800)	$ - 0 -	($613,054)
Net receivable/(payable)	$ - 0 -	$ - 0 -	($113,968)	($113,968)
Other Affiliated Entities	$228,275	none	none	$228,275
Less: Allowance for Losses	$ - 0 -	none	none	$ - 0 -
Net receivable from other affiliates	$228,275			$228,275
Net Amount shown on Balance Sheet	$228,275			$114,307

2.   Further, please expand your narrative discussion to disclose the reasons why you believe the $228,275 balance from Other Affiliated Entities is reasonably assured of being collected.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief